October 11, 2016

Via EDGAR and FedEx

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Attention:	Mr. Carlos Pacho Senior Assistant Chief Accountant AD Office 11 - Telecommunications

Re:	Brookdale Senior Living Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Response Dated August 10, 2016 File No. 1-32641

Dear Mr. Pacho:

On behalf of Brookdale Senior Living Inc. ("we", "our", or "us"), this letter is being submitted in response to the additional comment of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission contained in your letter dated September 23, 2016.  For your convenience, included below is the original text of the comment followed by our response.

*          *          *          *          *

We note your response to comment one and that you continue to adjust your non-GAAP measures, CFFO and Adjusted CFFO, to include "CFFO from unconsolidated ventures."  This presentation appears to substitute an individually tailored measurement method for the one in GAAP.  Please revise accordingly.  See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.
Response
We appreciate the opportunity to describe in greater detail our non-GAAP measures, Cash From Facility Operations (CFFO) and Adjusted CFFO, and to address the issues discussed on our telephone call with the Staff on October 6, 2016.  In this response, "CFFO of

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
October 11, 2016

unconsolidated ventures" has the meaning contained in our presentation of CFFO (i.e., our proportionate share of CFFO of our unconsolidated ventures based on our equity ownership percentage, calculated for each unconsolidated venture in a manner consistent with the definition of CFFO for our consolidated entities).  For simplicity, we have omitted separate discussion of Adjusted CFFO in most instances since our discussion of CFFO applies to Adjusted CFFO as well.

In connection with our response letter dated August 10, 2016 addressing the Staff's initial comment letter dated July 14, 2016, we concluded that it was appropriate and useful to investors to continue to include CFFO of unconsolidated ventures within our definition of CFFO.  We also determined that it was appropriate to characterize CFFO as a measure of liquidity, cease presenting CFFO on a per share basis, and reconcile CFFO from net cash provided by operating activities instead of net income (loss).  We began disclosing this revised presentation with our earnings release and Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.

We take seriously the concerns of the Staff and our obligations under Item 10(e) of Regulation S-K and Regulation G, and we are committed to providing investors and analysts high quality and transparent financial and operating information.  As we discuss in this response, we continue to believe that (i) inclusion of CFFO of unconsolidated ventures within our definition of CFFO is the best and most transparent way to communicate to investors and analysts the cash generation of our operations and real estate, including our unconsolidated ventures, (ii) our inclusion of CFFO of unconsolidated ventures does not substitute an individually tailored measurement method for the one in GAAP, and (iii) our presentation of CFFO is not misleading.  We also believe that the inability to include CFFO of unconsolidated ventures would be confusing to investors and analysts and place Brookdale at a competitive disadvantage in the capital markets.  Although we do not believe that our presentation of CFFO is misleading, we would propose to enhance our disclosure regarding our inclusion of CFFO of unconsolidated ventures within CFFO as outlined in our response below.

Due to the complexity of this issue as it relates to our business, and the growing significance of our use of unconsolidated ventures, we begin with background information regarding the impact of real estate and joint ventures on our business.

I.          Impact of Real Estate and RIDEA on Our Business

Our business is focused on operating senior living communities—more than 1,100 as of June 30, 2016.  Although components of our business are comparable to the healthcare and hospitality industries, we believe that investors and analysts place significant emphasis on our operations of and interests in real estate.  Of our approximately 107,000 senior housing units as of June 30, 2016, we owned approximately 33% of the units and had an interest through unconsolidated ventures in approximately 23% of the units.

We have obtained substantially all of our interests in our unconsolidated ventures within approximately the past five years, with the largest portion of our ownership being obtained in

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
October 11, 2016

2014 through our creation of a continuing care retirement center venture with a REIT partner.  This is reflective of the changes in our industry and the REIT industry spurred by Congress' adoption in 2008 of the REIT Investment Diversification and Empowerment Act (RIDEA).  Prior to adoption of RIDEA, REITs effectively were prohibited from participating in the operations of their healthcare real estate assets.  They were dependent on leasing real estate to their tenants (such as Brookdale) and receiving rental payments, often through triple-net leases.  The triple-net lease structure exposes the lessee to lease expense and maintenance capital expenditures, but allows the lessee to retain all the benefits of the operations of the leased asset.

RIDEA permits REITs to establish joint ventures with seniors housing operators (such as Brookdale) who manage communities in exchange for a management fee, generally a specified percentage of operating revenue.  In the RIDEA structure, we own an equity interest in a joint venture that holds the real estate.  Compared to the typical triple-net lease structure, the RIDEA structure provides us with management fee revenue, eliminates the lease expense we would pay in a triple-net lease structure and allows us to share in the benefits and burdens of the operations of the real estate (including financing costs) equivalent to our proportionate share of our venture interest.

In recent years, we believe the economics of RIDEA joint ventures have proven favorable both to us and to healthcare REITs.  We have used the RIDEA structure to reduce our triple net lease and maintenance capital expenditure exposure, while expanding and diversifying our ownership and operations under management.  CFFO of unconsolidated ventures using the RIDEA structure represented 14% of our aggregate Adjusted CFFO for the 2015 calendar year.  We expect the percentage of our communities operated through unconsolidated ventures may increase over time.

We have concluded that we do not control, or that we share control of, our unconsolidated ventures, and that we are able to exert significant influence over their operating and financial policies.  Therefore, we account for our unconsolidated ventures using the equity method.  Under the operative documents of our unconsolidated ventures, the ventures are generally obligated to make mandatory quarterly distributions to us of our proportionate share of cash receipts, net of operating expenses, capital expenditures, debt service, and reserve requirements.

II.	Inclusion of CFFO of Unconsolidated Ventures is the Best and Most Transparent Way to Communicate to Investors and Analysts the Cash Generation of Our Operations and Interests in Real Estate, Including Our Unconsolidated Ventures

We believe that inclusion of CFFO of unconsolidated ventures within our definition of CFFO is the best and most transparent way to communicate to investors and analysts the cash generation of our operations and interests in real estate, including our unconsolidated ventures.  Cash generation is a fundamental metric used by investors and analysts to value real estate.  Due to the heavy real estate component of our business, investors and analysts often place significant emphasis on the cash generation of our communities, whether owned outright or through

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
October 11, 2016

unconsolidated ventures.  Whether we own or share ownership of a community does not change the relationship between cash generation and the underlying value of real estate.  For purposes of valuation, we believe it is important for investors and analysts to have a single financial measure, CFFO, that quantifies the cash flow generated by all components of our business, including our real estate that is owned outright or through unconsolidated ventures.

We also believe it is important to provide annual guidance on the expected cash generation of our business so that analysts and investors can measure our results against expectations.  We provide annual guidance and report our results of Adjusted CFFO, which includes CFFO of unconsolidated ventures.  Our ability to publicly communicate anticipated and historic cash generation with a financial measure that is used by management for planning and evaluation purposes is important in providing transparency with investors and analysts.  Management uses CFFO to, among other things, evaluate our ability to service outstanding indebtedness, to pay dividends, to engage in share repurchases, and to make capital expenditures.  Our management team evaluates the performance of our entire portfolio, including unconsolidated ventures, when reviewing our capital allocation strategy.  CFFO of unconsolidated ventures is included within CFFO since the intent of CFFO is to quantify the cash generation of operations.  To the extent CFFO of unconsolidated ventures is retained by the ventures and not distributed, it generally represents cash used or to be used by the ventures for capital expenditures, the repayment of debt, investing in expansions or acquisitions, reserve requirements or other corporate uses by such ventures.  We believe cash is fungible in this regard, since such uses reduce our potential need to make capital contributions to the ventures of our proportionate share of cash needed for such items.  In other words, CFFO of unconsolidated ventures is beneficial to our overall liquidity because it reduces such other capital requirements, whether or not it is ever distributed.

We have evaluated disclosing CFFO of unconsolidated ventures separately from our consolidated CFFO.  This alternative would introduce significant complexities into management's practice of providing annual Adjusted CFFO guidance that covers the operations of all of our operations and real estate, including our unconsolidated ventures, and may not be practicable.  In order to continue to provide such comprehensive guidance, we would have to provide separate guidance on the unconsolidated portion of our business.  This would expand and complicate our guidance process since we do not provide separate guidance on specific components of our business (e.g., reporting segments or owned versus leased communities).  Furthermore, when valuing our business or evaluating our performance, we believe investors and analysts would be confused by separate presentations of CFFO of unconsolidated ventures and consolidated CFFO.  We expect that most investors and analysts would question whether management aggregates the two amounts for internal purposes and why we have not aggregated the two amounts for disclosure purposes.

Despite the complexities introduced by separate reporting of CFFO of unconsolidated ventures, investors would not receive any greater information under such alternative.  As noted below, we propose to enhance our disclosure regarding CFFO of unconsolidated ventures.  This

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
October 11, 2016

disclosure will separately show the underlying calculation of CFFO of unconsolidated ventures, reconciled to net cash provided by operating activities of the unconsolidated ventures.  With this enhanced disclosure, our historic presentation of CFFO will contain the same amount of information regarding the unconsolidated ventures as the more complex alternative, but in a format that we believe is more useful.

III.	Our Inclusion of CFFO of Unconsolidated Ventures Does Not Substitute an Individually Tailored Measurement Method for the One in GAAP.

We believe our inclusion of CFFO of unconsolidated ventures within CFFO does not substitute an individually tailored measurement method for the one in GAAP.  We believe our inclusion of CFFO of unconsolidated ventures within CFFO is comparable with the equity method under GAAP, the method by which we account for our unconsolidated ventures.  Furthermore, inclusion of CFFO of unconsolidated ventures is significantly more transparent and helpful to investors and analysts than, alternatively, inclusion of distributions as they are received.

As noted above, we account for our unconsolidated ventures using the equity method.  As reflected by the equity in earnings line item of our statements of operations, the intent of the equity method is to recognize our proportionate share of the unconsolidated ventures' operating results in the period earned by the ventures, rather than the period in which the ventures' make distributions (i.e., the cost method of accounting).  We believe CFFO is more closely aligned with net cash provided by operating activities if it reflects our proportionate share of the cash generated by the operating activities of our unconsolidated ventures, rather than the distributions received from those ventures.

By way of analogy, we believe that many companies make adjustments for their proportionate share of unconsolidated ventures' adjusting items when reconciling their non-GAAP financial measures to net income.  Since the equity method requires net income to include the companies' proportionate share of equity in earnings of unconsolidated ventures, such companies adjust for their proportionate share of depreciation and amortization in the context of Adjusted EBITDA and FFO, for example.  In fact, as noted below, the NAREIT definition of FFO requires REITs to make such proportionate adjustments.  These proportionate adjustments result in the companies presenting their non-GAAP measures on a basis comparable to net income.  For similar reasons, we believe CFFO is more comparable to cash provided by operating activities if it includes adjustments to reflect CFFO of unconsolidated ventures, which is driven by the operating activities of our unconsolidated ventures rather than the distributions received from those ventures.

As an alternative to including CFFO of unconsolidated ventures, we have considered including the actual distributions that we receive from unconsolidated ventures during the reporting period.  We believe this alternative is inconsistent with the intent of the equity method and would be confusing to investors and analysts since inclusion of actual distributions likely would not reflect the cash generated by our operations and real estate during the reporting period.

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
October 11, 2016

Inclusion of actual receipts of distributions would overstate cash generated by operations to the extent any distributions included proceeds from financings or dispositions by the venture.  Further, such distributions would be net of cash used for investment activity, which would understate cash generated by operations.  Finally, in many cases the timing of distributions would be disconnected with the period in which the cash was generated from operations.  On balance, we believe inclusion of CFFO of unconsolidated ventures is consistent with the equity method and significantly more transparent and helpful to investors than inclusion of distributions actually received.

We understand the Staff recently has objected to certain measures that proportionately consolidate individual financial statement line items that may not be consolidated under GAAP.  We do not believe that CFFO uses an individually tailored consolidation method since our reconciliation of CFFO does not aggregate any line item from the statements of cash flows of our consolidated operations and our unconsolidated ventures.  In this regard, we believe that our presentation of CFFO, including CFFO of unconsolidated ventures, is consistent with the consolidation principles of GAAP.

IV.	We Would Be Competitively Disadvantaged If We Cannot Include CFFO of Unconsolidated Ventures.

Although we are an operator of senior living communities, we have significant overlap with healthcare REITs in the capital markets.  We believe that many of our investors compare our performance against the three largest healthcare REITs:  Ventas, Inc., Welltower Inc. and HCP, Inc.  In fact, based on data available to us, investors holding $1.3 billion, or more than 40% of our outstanding shares, also hold shares in at least one of the three largest healthcare REITs (and more than 2/3 of those hold shares in all three).  Further, three of our eight sell-side analysts also cover those three REITs.  Two of the three largest healthcare REITs are counterparties to one or more of our unconsolidated ventures, and all three are lessors of numerous of our leased communities.  In sum, we compete in the capital markets with the three largest healthcare REITs and such REITs are counterparties to transactions, ventures and leases impacting our business.

The non-GAAP measures of the three largest healthcare REITs (generally, FFO, Adjusted FFO, FAD and derivatives thereof), reflect the proportionate share of the economics of their joint ventures, several to which we are counterparties.  For consolidated ventures, the REITs adjust net income for the adjusting amounts attributable to non-controlling interests.  For unconsolidated ventures the REITs either (i) retain the equity in earnings of unconsolidated ventures and adjust net income for their proportionate share of adjusting items, or (ii) subtract the equity in earnings of unconsolidated ventures and add their proportionate share of the non-GAAP amount (i.e., similar to our presentation of CFFO of unconsolidated ventures).  By making such adjustments, the REITs are presenting their proportionate share of results of unconsolidated ventures in the period earned by the ventures.

The healthcare REITs' use of proportionate adjustments appears to be consistent with the NAREIT definition of FFO.  That definition specifically requires a REIT to adjust for

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
October 11, 2016

unconsolidated partnerships and joint ventures, calculated to reflect FFO on the same basis.  Although we understand that the Staff has most recently in May 2016 accepted FFO (as defined by NAREIT) to be a performance measure in C&DI 102.01, we believe that CFFO as calculated by us is comparable to FFO and other derivative non-GAAP measures used by REITs.  Investors may use both measures to understand the cash generation of real estate, and both measures may be reconciled to net cash provided by operating activities with fewer adjustments than net income.

Like REITs, we believe it is important to include the proportionate economics of joint ventures in our non-GAAP financial measure so that investors can value the company and get a better view of our overall liquidity. We do not believe that the distinction between a performance measure (FFO) and a liquidity measure (CFFO) should control the outcome of whether we may include CFFO of unconsolidated ventures within CFFO.  Further, since the Staff has accepted as not misleading the NAREIT definition of FFO, which by its terms requires adjustments for unconsolidated ventures, we believe that it would be incongruous to reach a different conclusion with respect to our inclusion of CFFO of unconsolidated ventures within CFFO.

If we were unable to report the economics of our unconsolidated ventures within our CFFO measure, while the counterparties to our unconsolidated ventures were permitted to continue reporting their proportionate share of the economics in their corresponding non-GAAP measures, it would potentially place us at a significant competitive disadvantage in the capital markets.  Further, we believe such an outcome is likely to confuse our investors and analysts and disadvantage them to the extent that we have to provide more complicated information than is presented by the healthcare REITs.  Therefore, we believe it is important that we continue to report CFFO of unconsolidated ventures within CFFO.

V.	Our Presentation of CFFO is Not Misleading.

In accordance with Item 10(e) of Regulation S-K and Regulation G, we provide significant disclosure regarding CFFO, including its definition, our use of the measure, why investors may find the measure useful, and the limitations on using the measure.  We do not believe our presentation of CFFO, including CFFO of unconsolidated ventures, is misleading to investors.

The disclosure contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 contains the following disclosure regarding CFFO of unconsolidated ventures:

CFFO of unconsolidated ventures represents our proportionate share of CFFO of our unconsolidated ventures based on our equity ownership percentage and is calculated for each unconsolidated venture in a manner consistent with the definition of CFFO for our consolidated entities. Our investments in our unconsolidated ventures are accounted for under the equity method of accounting.

…

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
October 11, 2016

CFFO of unconsolidated ventures does not represent cash available directly for use by our consolidated business

Our disclosure makes it clear that the ventures are not consolidated and are accounted for under the equity method.  It also makes clear how our proportionate share of CFFO of unconsolidated ventures is calculated and that the CFFO of unconsolidated ventures does not necessarily represent cash that is available to our consolidated business.  We do not believe that a reasonable investor could conclude that CFFO of unconsolidated ventures represents actual distributions from our ventures.

Although we do not believe our existing disclosure is misleading, we propose to make several enhancements to our disclosure regarding CFFO of unconsolidated ventures.  We propose to disclose that CFFO of unconsolidated ventures does not represent cash available directly for use by our consolidated business except to the extent actually distributed to us, and we do not have control, or we share control in determining, the timing and amount of distributions from our unconsolidated ventures and, therefore, we may never receive such cash.  We also would expand disclosure to include our rationale for inclusion of CFFO of unconsolidated ventures.  Finally, we would separately show the calculation of CFFO of unconsolidated ventures, along with a reconciliation to net cash provided by operating activities of those ventures.  For your reference, Annex A hereto presents such enhanced disclosure that we would intend to make in connection with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (with similar disclosures appearing in our earnings release).

We believe that our existing disclosure, together with these enhancements, provide transparency to our investors and analysts, and is in accordance with Item 10(e) of Regulation S-K and Regulation G.

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Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
October 11, 2016

Carlos, we very much appreciate your time and the time of your staff in evaluating this issue.  Please do not hesitate to contact me at (615) 564-8865 if you have any questions or wish to discuss this matter further.

Sincerely,

/s/ Lucinda M. Baier
Lucinda M. Baier
Chief Financial Officer
Brookdale Senior Living Inc.

cc:          T. Andrew Smith, President and Chief Executive Officer
Dawn A. Kussow, Senior Vice President and Chief Accounting Officer
Chad C. White, Senior Vice President, Co-General Counsel and Secretary

Annex A

 Proposed Enhanced Disclosure Regarding CFFO of Unconsolidated Ventures

This Annex A presents the enhancements to our presentation of CFFO that we would intend to make in connection with our Quarterly Report on Form 10-Q to be filed for the quarter ended September 30, 2016.  The proposed changes are reflected in the marked excerpts below, which compare the proposed disclosure to the disclosure contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.  Dollar amounts in the prior period disclosure have been removed.
Non-GAAP Financial Measures

This Quarterly Report on Form 10-Q contains financial measures utilized by management to evaluate our operating performance and liquidity that are not calculated in accordance with GAAP.  Each of these measures, Adjusted EBITDA and Cash From Facility Operations ("CFFO"), should not be considered in isolation from or as superior to or as a substitute for net income (loss), income (loss) from operations, net cash provided by (used in) operating activities, or other financial measures determined in accordance with GAAP.  We use these non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

We strongly urge you to review the reconciliations of Adjusted EBITDA from net income (loss) and CFFO from net cash provided by (used in) operating activities, along with our consolidated financial statements included herein.  We also strongly urge you not to rely on any single financial measure to evaluate our business.  We caution investors that amounts presented in accordance with our definitions of Adjusted EBITDA and CFFO may not be comparable to similar measures disclosed by other companies, because not all companies calculate these non-GAAP measures in the same manner.

[Discussion of Adjusted EBITDA omitted]

Cash From Facility Operations

Definition of Cash From Facility Operations

We are now reporting CFFO as a measure of liquidity, and as such the definition of CFFO from certain previous periodic reports has been revised to reflect the reconciliation of such measure from net cash provided by (used in) operating activities. ~~However, the amounts included in the calculation of CFFO have not changed, and the change in the definition of CFFO~~This change had no effect on the amounts of CFFO presented in this Quarterly Report on Form 10-Q for this period or prior periods.
We define Cash From Facility Operations (CFFO) as follows:
Net cash provided by (used in) operating activities before:
•	changes in operating assets and liabilities;

•	gain (loss) on facility lease termination;
•	distributions from unconsolidated ventures from cumulative share of net earnings;
and adjusted for:
•	recurring capital expenditures, net;

•	lease financing debt amortization with fair market value or no purchase options;
•	proceeds from refundable entrance fees;
•	refunds of entrance fees;
•	our proportionate share of CFFO of unconsolidated ventures; and

•	other.

Recurring capital expenditures include routine expenditures capitalized in accordance with GAAP that are funded from current operations. Amounts excluded from recurring capital expenditures consist primarily of capital expenditures related to community expansions, renovations and major projects (including major community redevelopment and repositioning projects), the development of new communities and corporate capital expenditures (including systems projects and integration capital expenditures) that are funded using lease or financing proceeds, available cash and/or proceeds from the sale of communities.
Our proportionate share of CFFO of unconsolidated ventures represents our proportionate share of CFFO of our unconsolidated ventures based on our equity ownership percentage and is calculated for each unconsolidated venture in a manner consistent with the definition of CFFO for our consolidated entities. Our investments in our unconsolidated ventures are accounted for under the equity method of accounting and, therefore, our proportionate share of CFFO of unconsolidated ventures does not represent cash available to our consolidated business except to the extent it is distributed to us.
Management's Use of Cash From Facility Operations
We use CFFO to assess our overall liquidity. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial and liquidity goals as well as to achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.
This metric measures our liquidity based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. CFFO is one of the metrics used by our senior management and board of directors (i) to review our ability to service our outstanding indebtedness, including our credit facilities, (ii) to review our ability to pay dividends to stockholders or engage in share repurchases, (iii) to review our ability to make capital expenditures, (iv) for other corporate planning purposes~~, including preparation of our annual budget~~ and (v) in making compensation determinations for certain of our associates (including our named executive officers).
Limitations of Cash From Facility Operations
CFFO has limitations as an analytical tool. Material limitations in making the adjustments to our net cash provided by (used in) operating activities to calculate CFFO, and using this non-GAAP financial measure as compared to GAAP net cash provided by (used in) operating activities, include:
•
CFFO does not represent cash available for dividends or discretionary expenditures, since we have mandatory debt service requirements and other non-discretionary expenditures not reflected in the measure;

•
the cash portion of non-recurring charges related to gain (loss) on lease termination and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and

•
our proportionate share of CFFO of unconsolidated ventures does not represent cash available directly for use by our consolidated business except~~.~~ to the extent actually distributed to us, and we do not have control, or we share control in determining, the timing and amount of distributions from our unconsolidated ventures and, therefore, we may never receive such cash.

We believe CFFO is useful to investors because it assists their ability to meaningfully evaluate (1) our ability to service our outstanding indebtedness, including our credit facilities and capital and financing leases, (2) our ability to pay dividends to stockholders or engage in share repurchases, ~~and~~ (3) our ability to make capital expenditures~~.~~, and (4) the underlying value of our assets, including our interests in real estate.  We believe inclusion of our proportionate share of CFFO of unconsolidated ventures is useful to investors since such measure reflects the cash generated by the operating activities of the unconsolidated ventures for the reporting period and, to the extent such cash is not distributed to us, it generally represents cash used or to be used by the ventures for capital expenditures, the repayment of debt, investing in expansions or acquisitions, reserve requirements or other corporate uses by such ventures, and such uses reduce our potential need to make capital contributions to the ventures of our proportionate share of cash needed for such items.
The table below reconciles CFFO from net cash provided by (used in) operating activities for the three and ~~six~~nine months ended ~~June~~September 30, 2016 and ~~June~~September 30, 2015 (in thousands):
	Three Months Ended ~~June~~Sept. 30, (1)		Nine Months Ended ~~June~~Sept. 30,(1)
	2016	2015	2016	2015
Net cash provided by operating activities	$	$	$	$
Net cash used in investing activities
Net cash (used in) provided by financing activities
Net decrease in cash and cash equivalents	$	$	$	$

Net cash provided by operating activities	$	$	$	$
Changes in operating assets and liabilities
Refundable entrance fee received
Entrance fee refunds disbursed
Recurring capital expenditures, net
Lease financing debt amortization with fair market value or no purchase options
Loss on facility lease termination
Distributions from unconsolidated ventures from cumulative share of net earnings
Brookdale's proportionate share of CFFO of unconsolidated ventures(2)
Cash From Facility Operations	$	$	$	$

(1)	For the three and ~~six~~nine months ended ~~June~~September 30, 2016, the calculation of CFFO includes integration, transaction, transaction-related and strategic project costs of $ million and $ million (including $ million of debt modification costs excluded from Adjusted EBITDA). For the three and ~~six~~nine months ended ~~June~~September 30, 2015, the calculation of CFFO includes integration, transaction, transaction-related and strategic project costs of $ million and $ million, respectively. Integration costs include transition costs associated with the Emeritus merger and organizational restructuring (such as severance and retention payments and recruiting expenses), third party consulting expenses directly related to the integration of Emeritus (in areas such as cost savings and synergy realization, branding and technology and systems work), and internal costs such as training, travel and labor, reflecting time spent by Company personnel on integration activities and projects. Transaction and transaction-related costs include third party costs directly related to the acquisition of Emeritus, other acquisition and disposition activity, community financing and leasing activity and corporate capital structure assessment activities (including shareholder relations advisory matters), and are primarily comprised of legal, finance, consulting, professional fees and other third party costs. Strategic project costs include costs associated with certain strategic projects related to refining our strategy, building out enterprise-wide capabilities for the post-merger platform (including the EMR roll-out project) and reducing costs and achieving synergies by capitalizing on scale.
(2)	The table below reconciles our proportionate share of CFFO of unconsolidated ventures from net cash provided by (used in) operating activities of such unconsolidated ventures for the three and nine months ended September 30, 2016 and September 30, 2015 (in thousands). For purposes of this presentation, amounts for each line item represent the aggregate amounts of such line items for all of our unconsolidated ventures.
	Three Months Ended Sept. 30, (1)		Nine Months Ended Sept. 30,(1)
	2016	2015	2016	2015
Net cash provided by operating activities	$	$	$	$
Net cash used in investing activities
Net cash (used in) provided by financing activities
Net decrease in cash and cash equivalents	$	$	$	$

Net cash provided by operating activities	$	$	$	$
Changes in operating assets and liabilities
Refundable entrance fee received
Entrance fee refunds disbursed
Recurring capital expenditures, net
CFFO of Unconsolidated Ventures	$	$	$	$

Brookdale Weighted Average Ownership %	%	%	%	%

Brookdale's Proportionate Share of CFFO of Unconsolidated Ventures	$	$	$	$